UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

March 17, 2009

Patrice M. Gliniecki
Senior Vice President and Deputy General Counsel
Financial Industry Regulatory Authority, Inc.
1735 K Street, NW
Washington DC 20006-1506

Dear Ms. Gliniecki:

In your letter dated March 16, 2009, on behalf of the Financial Industry Regulatory Authority, Inc. ("FINRA") (formerly, the National Association of Securities Dealers, Inc. or "NASD"), you ask that the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission" or "SEC") provide interpretive guidance with regard to the definition of statutory disqualification, as contained in Section 3(a)(39) of the Securities Exchange Act of 1934 ("Exchange Act") (which incorporates by reference Sections 15(b)(4)(D), (E) and (H), among others). In particular, you seek guidance on the effect of certain time-limited bars or license revocations, as well as the effect of bars by State securities commissions that are based solely upon a disciplinary action taken by a self-regulatory organization ("SRO"). You further seek interpretive guidance in connection with Exchange Act Rule 19h-1(a), with respect to the notice requirements for willful violations of the rules of the Municipal Securities Rulemaking Board ("MSRB") and aiding and abetting violations.

In addition, in your letter, you request that the Staff provide assurances that it will not recommend enforcement action to the Commission under Exchange Act Section 15A(g)(2) or Rule 19h-1(a) if FINRA does not file a notice with the Commission for any person subject to a statutory disqualification under Section 3(a)(39) ("subject person") that FINRA is proposing to admit to or continue in membership or association with a member, under the circumstances described more fully below.[1]

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1 The Staff has granted similar guidance and no-action relief to NYSE Regulation, Inc. *See* NYSE Regulation, Inc., SEC No-Action Letter, 2006 SEC No-Act. LEXIS 577 (August 1, 2006) ("NYSE No-Action Letter"). On July 30, 2007, NASD and NYSE Regulation, Inc. consolidated their member firm regulation operations into a combined organization, FINRA. As a result, FINRA evaluates applications for relief from a disqualification on behalf of its members, including members of both FINRA and NYSE, for purposes of determining eligibility for FINRA membership. Today, the Commission approved FINRA's proposed rule change to establish the eligibility procedures for persons subject to the categories

A. Interpretive Advice

1. Time-limited Bars or License Revocations

You have requested guidance on whether a person subject to a bar or license revocation, for example as described in Section 3(a)(39)(A) or Section 3(a)(39)(F) (through incorporation by reference to Section 15(b)(4)(H)(i)), that is time-limited and that does not require application for reentry or have a continuing effect after application for reentry has been granted, would be subject to a statutory disqualification under Section 3(a)(39) for the duration of the bar or license revocation, or for a longer period of time. It is the Staff's view that a person is no longer subject to a statutory disqualification when the time limitation of a bar or license revocation has expired provided that (i) application for reentry is not required or has been granted; (ii) the bar or revocation has no continuing effect; and (iii) the bar was not issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii).[2]

2. State Bars or Suspensions Based on Disciplinary Action Taken by an SRO

You have requested guidance on whether a person subject to a bar or suspension by a State securities commission that is based solely upon a disciplinary action taken by an SRO (a "follow-on" action) would be subject to a statutory disqualification under Section 3(a)(39)(F) (through incorporation by reference to Section 15(b)(4)(H)(i)). The Staff would not consider a person to be subject to a statutory disqualification under 3(a)(39)(F) if the person were subject to a bar or suspension by a State securities commission that is based solely upon a disciplinary action taken by an SRO. In other words, if the SRO action alone does not result in a statutory disqualification, a State bar

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of statutory disqualification discussed herein. *See* Exchange Act Release No. 34-59586 (March 17, 2009) (SR-FINRA-2008-045) ("Approval Order") The Staff notes your representation that, as of the effective date of SR-FINRA-2008-045, FINRA will evaluate all applications for relief from a disqualification pursuant to the FINRA Rule 9520 Series, and will only apply guidance or relief provided by the Staff in response to this request letter (and not the 2006 letter referenced above).

2 As an example, a person subject to a statutory disqualification based on a three-month bar (or three-year bar) that ends automatically and has no continuing effect would no longer be subject to a statutory disqualification at the end of the three months (or three years) under Section 15(b)(4)(H)(i) unless the bar was issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Section 15(b)(4)(H)(ii).

or suspension based solely upon the SRO action also would not result in a statutory disqualification. Follow-on actions based on disciplinary actions of other entities, or in other circumstances, would require analysis on a case-by-case basis.

3. Willful Violations of the MSRB Rules

You have requested guidance regarding the application of the notice filing requirement under Rule 19h-1(a) to subject persons who are subject to a statutory disqualification solely due to a finding of a willful violation of MSRB rules, provided that the related sanctions are no longer in effect. Exchange Act Rule 19h-1(a)(3)(iii)(B) provides an exception from the notice filing requirement for subject persons who are subject to a statutory disqualification solely due to a finding of a willful violation of the federal securities laws or a rule or regulation thereunder, if the sanctions are no longer in effect. Section 15B(c)(1) provides: "No broker, dealer, or municipal securities dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce or attempt to induce the purchase or sale of, any municipal security in contravention of any rule of the [MSRB]." Consequently, a violation of the MSRB rules also would constitute a violation of Section 15B(c)(1), and, therefore, of the Exchange Act. In our view, the exception contained in Rule 19h-1(a)(3)(iii)(B) would include findings of willful violations of the MSRB rules, if the sanctions are no longer in effect.

4. Aiding and Abetting

You have requested guidance regarding the application of the notice filing requirement under Rule 19h-1(a) to subject persons who are subject to a statutory disqualification solely due to findings of willfully aiding, abetting, counseling, commanding, inducing, or procuring (collectively, "aiding and abetting") a violation by any other person of the federal securities laws or a rule or regulation thereunder. As suggested in your letter, the Rule 19h-1(a)(3)(iii)(B) exception discussed above is not explicitly applicable to such findings. However, the Staff would view Rule 19h-1(a)(3)(iii)(B) to encompass willfully aiding and abetting a violation, and therefore, no notice would be required to be filed with the Commission pursuant to the exception under Rule 19h-1(a)(3)(iii)(B) for willfully aiding and abetting a violation of the provisions of the federal securities laws or the rules or regulations thereunder (including the MSRB rules), if no notice would be required for a direct violation of those provisions, provided that the related sanctions are no longer in effect.

* * * * *

These interpretive positions are based solely on your representations and the facts presented and are strictly limited to the application of Exchange Act Section 3(a)(39) and Rule 19h-1. These positions do not represent a legal interpretation or conclusion with respect to the applicability of any other statutory or regulatory provisions of the federal securities laws, including Section 15(b)(4) or 15(b)(6) of the Exchange Act. Any different facts or circumstances may require a different response.

B. No-Action Relief

1. Findings of Willful Violations or Failure to Supervise in the Context of New Admissions, Readmission, or Continuances

Based on the facts and representations set forth in your letter and discussions with the Staff, the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) thereunder if FINRA does not file a notice with the Commission when proposing to admit to or continue in membership or association with a member any subject person if:

(a) the subject person is subject to a statutory disqualification solely due to a finding of a willful violation (including willfully aiding and abetting a violation) of the CEA or the rules or regulations thereunder, provided that the sanctions are no longer in effect;

(b) the subject person is subject to a statutory disqualification solely due to a finding that the subject person failed reasonably to supervise, with a view to preventing violations of the federal securities laws or the rules or regulations thereunder (including, the MSRB rules), or of the CEA or the rules or regulations thereunder, another person who committed a violation provided that the sanctions related to the finding are no longer in effect with respect to the subject person; or

(c) the subject person is, as of the date of the Approval Order,[3] already a member or associated person of a member of FINRA or another SRO,[4] the subject person is subject, as of the date of the Approval Order, to a statutory disqualification solely due to a finding specified in Section 15(b)(4)(D) or (E) of the Exchange Act, and the sanctions are still in effect, unless there is a change in employer or the employer makes an application for the registration of the person as a principal pursuant to FINRA rules.

2. Statutory Disqualifications Arising from Sarbanes-Oxley Amendments

Based on the facts and representations set forth in your letter and discussions with the Staff, the Staff will not recommend enforcement action to the Commission under

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3 *See supra* note 1.

4 For purposes of this letter, an associated person would include a person that was associated with a member within 45 days prior to the date of the Approval Order, provided that the person is associated with another member within 45 days after the date of the Approval Order.

Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission for any subject person who, as of the date of the Approval Order, already is a member or associated person of a member of FINRA or another SRO,[5] if that subject person, as of the date of the Approval Order, is subject to:

(a) a bar, as described in Exchange Act Section 15(b)(4)(H)(i), and:

(i) the bar is no longer in effect (and is not related to fraudulent, manipulative, or deceptive conduct), or

(ii) the bar is still in effect (and is not related to fraudulent, manipulative, or deceptive conduct), unless there is a change in employer, or if the employer makes an application for the registration of the person as a principal pursuant to FINRA rules; or

(b) a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii);[6] and:

(i) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect;

(ii) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are still in effect, unless there is a change in employer, or if the employer makes an application for the registration of the person as a principal pursuant to FINRA rules; or

(iii) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), the sanctions are no longer in effect, and

(A) the order was entered 10 or more years ago, or

(B) the order was entered within the prior 10 years, unless there is a change in employer or the employer makes an application for the registration of the person as a principal pursuant to FINRA rules.

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5 *Id.*

6 This would include a finding of aiding and abetting a violation of such laws.

In addition, the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission when proposing to admit to membership or association with a member any subject person who is, as of the date of the Approval Order, or who becomes, after the date of the Approval Order, subject to a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii),[7] or continue in membership or association with a member any subject person who, only after the date of the Approval Order, becomes subject to a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii),[8] and:

(a) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect; or

(b) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), the sanctions are no longer in effect, and the order was entered 10 or more years ago.

The Staff notes in particular that Section 604 of the Sarbanes-Oxley Act overlays the existing framework of Section 3(a)(39) of the Exchange Act by including additional circumstances that would result in a statutory disqualification. Consistent with the existing exceptions from the notice filing requirement in Rule 19h-1(a)(3)(iii), these Staff positions should allow FINRA to integrate filings mandated by the Sarbanes-Oxley Act into established programs that monitor subject persons and allow FINRA and the SEC to focus resources on filings that raise important investor protection concerns.

3. <u>Statutory Disqualifications Arising from a Finding by a Foreign Financial Regulatory Authority</u>

Additionally, based on the facts and representations set forth in your letter and discussions with the Staff, the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission of proposed admission or continuance pursuant to Rule 19h-1(a) for associated persons of a member subject to a statutory disqualification solely due to a finding by a foreign financial regulatory authority specified in Exchange Act Section 15(b)(4)(G)(ii) or (iii)[9] and the sanction is no longer in

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7 *Id.*

8 *Id.*

9 A person is subject to a statutory disqualification under Section 3(a)(39)(F)'s incorporation by reference of Section 15(b)(4)(G) if such person "[h]as been found by a foreign financial regulatory authority to have:

effect, provided that the associated person does not conduct, nor intends to conduct, any securities business within, or directed toward, persons in the United States or identifiable groups of U.S. citizens resident abroad.

4. Statutory Disqualifications under Exchange Act Section 3(a)(39)(E)

Further, based on the facts and representations set forth in your letter and discussions with the Staff, the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission for a subject person that is, as of the date of the Approval Order, already a member or associated person of a member of FINRA or another SRO,[10] if that subject person, as of the date of the Approval Order, is subject to a statutory disqualification solely because such subject person has associated with it any person who is known, or in the exercise of reasonable care should be known, to the subject person to be a person described by subparagraph (A), (B), (C), or (D) of Exchange Act Section 3(a)(39).[11]

Finally, the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission when proposing to admit to membership or association with a member any subject person who is subject to a statutory disqualification or continue in membership or association with a member any subject person who becomes subject to a statutory disqualification only after the date of the Approval Order, in each case, if such subject person is subject to a statutory disqualification solely because such subject person has associated with it any person who is known, or in the exercise of reasonable care

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(ii) Violated any foreign statute or regulation regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract market or any board of trade; or

(iii) Aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of any statutory provisions enacted by a foreign government, or rules or regulations thereunder, empowering a foreign financial regulatory authority regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract market or any board of trade, or has been found, by a foreign financial regulatory authority to have failed reasonably to supervise, with a view to preventing violations of such statutory provisions, rules, and regulations, another person who commits such a violation, if such other person is subject to his supervision.

10 *See supra* note 4.

11 *See* Exchange Act Section 3(a)(39)(E).

should be known, to the subject person to be a person described by subparagraph (A), (B), (C), or (D) of Exchange Act Section 3(a)(39), unless such associated person:

(a) controls such subject person, is a general partner or officer (or person occupying a similar status or performing similar functions) of such subject person, is an employee who, on behalf of such subject person, is engaged in securities advertising, public relations, research, sales, trading, or training or supervision of other employees who engage or propose to engage in such activities, except clerical and ministerial persons engaged in such activities, or is an employee with access to funds, securities or books and records, or

(b) is a broker or dealer not registered with the Commission, or controls such (unregistered) broker or dealer or is a general partner or officer (or person occupying a similar status or performing similar functions) of such broker or dealer.

The Staff notes that the proposed relief is consistent with the existing exceptions from the notice filing requirement in Rule 19h-1(a)(2), and should allow FINRA to integrate filings into established programs that monitor subject persons and to allow FINRA and the SEC to focus resources on filings that raise important investor protection concerns.

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These Staff positions concern enforcement actions only and do not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. Moreover, these positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, these positions are based solely upon the representations you have made and are limited strictly to the facts and conditions described in your incoming letter. Any different facts or circumstances may require a different response.

Sincerely,

James L Eastman by PS

James L. Eastman
Chief Counsel and Associate Director

FINRA™

Financial Industry Regulatory Authority

Patrice M. Gliniecki
Senior Vice President
and Deputy General Counsel

Direct: (202) 728-8014
Fax: (202) 728-8264

March 16, 2009

Mr. James L. Eastman
Chief Counsel and Associate Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1001

Re: Statutory Disqualifications

Dear Mr. Eastman:

The Financial Industry Regulatory Authority, Inc. ("FINRA") (formerly, the National Association of Securities Dealers, Inc. or "NASD") respectfully requests that the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission" or "SEC") provide interpretive guidance with regard to the definition of statutory disqualification, as contained in Section 3(a)(39) of the Securities Exchange Act of 1934 ("Exchange Act") (which incorporates by reference Section 15(b)(4)(D), (E) and (H), among others). In particular, FINRA seeks guidance on the effect of certain time-limited bars or license revocations, as well as the effect of bars by State securities commissions that are based solely upon a disciplinary action taken by a self-regulatory organization ("SRO"). FINRA further seeks interpretive guidance in connection with Exchange Act Rule 19h-1(a), with respect to the notice requirements for willful violations of the rules of the Municipal Securities Rulemaking Board ("MSRB") and aiding and abetting violations.

In addition, FINRA respectfully requests that the Division provide assurances that it will not recommend enforcement action to the Commission under Exchange Act Section 15A(g)(2) or Rule 19h-1(a) if FINRA does not file a notice with the Commission for any person subject to a statutory disqualification under Section 3(a)(39) ("subject person") that FINRA is proposing to admit to or continue in membership or association with a member, under the circumstances described more fully below. As discussed in more detail below, we believe that the relief we seek will better enable FINRA, and the Commission, to focus resources on filings that raise important investor protection concerns.[1]

A. Background

Under the regulatory scheme established by Section 15A(g)(2) and Rule 19h-1, FINRA generally is required to file a notice with the Commission for any subject person that FINRA is proposing to admit to or continue in membership or association with a member. The definition of "statutory disqualification" is contained in Section 3(a)(39) of the Exchange Act, which incorporates provisions of Section 15(b)(4). Among other things, a person is subject to a statutory disqualification if such person: (1) "is enjoined from any action, conduct, or practice specified in [Section 15(b)(4)(C) of the Exchange Act]"; (2) is subject to a finding of a willful violation of, or willfully aiding and abetting a violation of, the Exchange Act, the Securities Act of 1933, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act ("CEA"), or a rule or regulation thereunder, or the rules of the MSRB; or (3) is subject to a finding of a "fail[ure] reasonably to supervise, with a view to preventing violations of the provisions of such statutes, rules, or regulations, another person who commits such a violation, if such other person is subject to his supervision."

Rule 19h-1 currently does not require SROs, including FINRA, to file notices with the SEC of proposed admission or continuance notwithstanding a statutory disqualification in certain circumstances.[2] In pertinent part, Rule 19h-1(a)(3)(iii)(A) waives the notice filing requirement for statutory disqualifications that consist of injunctions specified in Section 15(b)(4)(C) of the Exchange Act, provided that the

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1 The SEC staff has granted similar guidance and no-action relief to NYSE Regulation, Inc. *See* NYSE Regulation, Inc., SEC No-Action Letter, 2006 SEC No-Act. LEXIS 577 (August 1, 2006). On July 30, 2007, NASD and NYSE Regulation, Inc. consolidated their member firm regulation operations into a combined organization, FINRA. As a result, FINRA evaluates applications for relief from a disqualification on behalf of its members, including members of both FINRA and NYSE, for purposes of determining eligibility for FINRA membership. FINRA has filed a proposed rule change to establish the eligibility procedures for persons subject to the categories of statutory disqualification discussed herein. *See* SR-FINRA-2008-045. Assuming Commission approval, as of the effective date of SR-FINRA-2008-045, FINRA will evaluate all applications for relief from a disqualification pursuant to the FINRA Rule 9520 Series, and will apply exclusively any guidance or relief provided by the SEC staff in response to this request letter.

2 *See* Exchange Act Release No. 18278 (Nov. 20, 1981), 46 FR 58654 (Dec. 3, 1981) (adopting amendments to Rule 19h-1).

"injunction was entered 10 or more years prior to the proposed admission or continuance." Rule 19h-1(a)(3)(iii)(B) provides similar relief for statutory disqualifications that consist of findings of a willful violation of the Exchange Act, the Securities Act of 1933, the Investment Advisers Act of 1940, or the Investment Company Act of 1940, or a rule or regulation thereunder, "and the sanction for such violation is no longer in effect." Rule 19h-1 does not, however, provide relief from the notice filing requirement for statutory disqualifications that consist of a finding of willfully aiding and abetting such a violation or of a failure reasonably to supervise, even if the sanctions related to the finding are no longer in effect.

Moreover, Section 604 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act" or "Act"), which was enacted on July 30, 2002, expanded the definition of statutory disqualification in Section 3(a)(39) by incorporating Section 15(b)(4)(H) so as to include persons:

> subject to any final order of a State securities commission (or any agency or officer performing like functions), State authority that supervises or examines banks, savings associations, or credit unions, State insurance commission (or any agency or office performing like functions), an appropriate Federal banking agency (as defined in Section 3 of the Federal Deposit Insurance Act (12 U.S.C. 1813(q)), or the National Credit Union Administration, that
>
> (i) bars such person from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or
>
> (ii) constitutes a final order based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct.[3]

Consequently, absent relief as that provided in Rule 19h-1(a)(3), SROs, including FINRA, may be required under Rule 19h-1(a) to file a notice for any person who becomes a subject person as a result of the expanded definition, and that the SRO is proposing to admit to or continue in membership or association with a member, notwithstanding a statutory disqualification based on a final order specified in the expanded definition whose sanction is no longer in effect.

B. Request for Interpretive Guidance

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3 Pub. L. No. 107-204, 116 Stat. 745 (2002). Section 604 of the Sarbanes-Oxley Act amended Exchange Act Section 3(a)(39)(F) to add a cross-reference to Exchange Act Section 15(b)(4)(H), which also was added by the Sarbanes-Oxley Act.

1. Time-limited Bars or License Revocations

FINRA requests guidance on whether a person subject to a bar or license revocation, for example, as described in Section 3(a)(39)(A) or Section 3(a)(39)(F) (through incorporation by reference to Section 15(b)(4)(H)(i)), that is time-limited and that does not require application for reentry or have a continuing effect after application for reentry has been granted, would be subject to a statutory disqualification under Section 3(a)(39) for the duration of the bar or license revocation, or for a longer period of time. It is FINRA's understanding that a person is no longer subject to a statutory disqualification when the time limitation of a bar or license revocation has expired provided that (i) application for reentry is not required or has been granted; (ii) the bar or revocation has no continuing effect; and (iii) the bar was not issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii).[4]

2. State Bars or Suspensions Based on Disciplinary Action Taken by an SRO

FINRA requests guidance on whether a person subject to a bar or suspension by a State securities commission that is based solely upon a disciplinary action taken by an SRO (a "follow-on" action) would be subject to a statutory disqualification under Section 3(a)(39)(F) (through incorporation by reference to Section 15(b)(4)(H)(i)). It is FINRA's understanding that if the SRO action alone does not result in a statutory disqualification, a State bar or suspension based solely upon the SRO action also would not result in a statutory disqualification.

3. Willful Violations of the MSRB Rules

FINRA requests guidance regarding the application of the notice filing requirement under Rule 19h-1(a) to subject persons who are subject to a statutory disqualification solely due to a finding of a willful violation of MSRB rules, provided that the related sanctions are no longer in effect. In this regard, Exchange Act Rule 19h-1(a)(3)(iii)(B) provides an exception from the notice filing requirement for subject persons who are subject to a statutory disqualification solely due to a finding of a willful violation of the federal securities laws or a rule or regulation thereunder, if the

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4 As an example, a person subject to a statutory disqualification based on a three-month bar (or three-year bar) that ends automatically and has no continuing effect would no longer be subject to a statutory disqualification at the end of the three months (or three years) under Section 15(b)(4)(H)(i) unless the bar was issued in connection with a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Section 15(b)(4)(H)(ii).

sanctions are no longer in effect. Section 15B(c)(1) provides: "No broker, dealer, or municipal securities dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce or attempt to induce the purchase or sale of, any municipal security in contravention of any rule of the [MSRB]." A violation of the MSRB rules also would constitute a violation of Section 15B(c)(1), and, therefore, of the Exchange Act. Accordingly, it is FINRA's understanding that the exception contained in Rule 19h-1(a)(3)(iii)(B) would include findings of willful violations of the MSRB rules, if the sanctions are no longer in effect.

4. Aiding and Abetting

FINRA requests guidance regarding the application of the notice filing requirement under Rule 19h-1(a) to subject persons who are subject to a statutory disqualification solely due to findings of willfully aiding, abetting, counseling, commanding, inducing, or procuring (collectively, "aiding and abetting") a violation by any other person of the federal securities laws or a rule or regulation thereunder. The Rule 19h-1(a)(3)(iii)(B) exception discussed above is not explicitly applicable to such findings. It is FINRA's understanding, however, that the Staff would view Rule 19h-1(a)(3)(iii)(B) to encompass willfully aiding and abetting a violation, and therefore, no notice would be required to be filed with the Commission pursuant to the exception under Rule 19h-1(a)(3)(iii)(B) for willfully aiding and abetting a violation of the provisions of the federal securities laws or the rules or regulations thereunder (including the MSRB rules), if no notice would be required for a direct violation of those provisions, provided that the related sanctions are no longer in effect.

C. Request for No-Action Relief

1. Findings of Willful Violations or Failure to Supervise in the Context of New Admissions, Readmission, or Continuances

FINRA is seeking assurance that the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) thereunder if FINRA does not file a notice with the Commission when proposing to admit to or continue in membership or association with a member any subject person if:

(a) the subject person is subject to a statutory disqualification solely due to a finding of a willful violation (including willfully aiding and abetting a violation) of the CEA or the rules or regulations thereunder, provided that the sanctions are no longer in effect;

(b) the subject person is subject to a statutory disqualification solely due to a finding that the subject person failed reasonably to supervise, with a view to preventing violations of the federal securities laws or the rules or regulations thereunder (including the MSRB rules), or of the CEA or the rules or regulations thereunder, another person who committed a violation provided that the sanctions related to the finding are no longer in effect with respect to the subject person; or

(c) the subject person is, as of the date of the Commission's approval of FINRA's pending rule change relating to Eligibility Proceedings ("Approval Order"),[5] already a member or associated person of a member of FINRA or another SRO,[6] the subject person is subject, as of the date of the Approval Order, to a statutory disqualification solely due to a finding specified in Section 15(b)(4)(D) or (E) of the Exchange Act, and the sanctions are still in effect, unless there is a change in employer or the employer makes an application for the registration of the person as a principal pursuant to FINRA rules.

2. <u>Statutory Disqualifications Arising from Sarbanes-Oxley Amendments</u>

FINRA is also seeking assurance that the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission for any subject person who, as of the date of the Approval Order, already is a member or associated person of a member of FINRA or another SRO,[7] if that subject person, as of the date of the Approval Order, is subject to:

(a) a bar, as described in Exchange Act Section 15(b)(4)(H)(i), and:

(i) the bar is no longer in effect (and is not related to fraudulent, manipulative, or deceptive conduct), or

(ii) the bar is still in effect (and is not related to fraudulent, manipulative, or deceptive conduct), unless there is a change in employer, or if the employer makes an application for the registration of the person as a principal pursuant to FINRA rules; or

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5 *See* SR-FINRA-2008-045.

6 For purposes of this letter, an associated person would include a person that was associated with a member within 45 days prior to the date of the Approval Order, provided that the person is associated with another member within 45 days after the date of the Approval Order.

7 *See supra* note 6.

(b) a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii);[8] and:

(i) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect;

(ii) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are still in effect, unless there is a change in employer, or if the employer makes an application for the registration of the person as a principal pursuant to FINRA rules; or

(iii) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), the sanctions are no longer in effect, and

(A) the order was entered 10 or more years ago, or

(B) the order was entered within the prior 10 years, unless there is a change in employer or the employer makes an application for the registration of the person as a principal pursuant to FINRA rules.

In addition, FINRA is seeking assurance that the Staff will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission when proposing to admit to membership or association with a member any subject person who is, as of the date of the Approval Order, or who becomes, after the date of the Approval Order, subject to a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii),[9] or continue in membership or association with a member any subject person who, only after the date of the Approval Order, becomes subject to a final order based on violations of laws or regulations prohibiting fraudulent, manipulative, or deceptive conduct, as described in Exchange Act Section 15(b)(4)(H)(ii),[10] and:

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8 This would include a finding of aiding and abetting a violation of such laws.

9 *See supra* note 8.

10 *See supra* note 8.

(a) the sanctions do not involve licensing or registration revocation or suspension (or analogous sanctions), and the sanctions are no longer in effect; or

(b) the sanctions do involve licensing or registration revocation or suspension (or analogous sanctions), the sanctions are no longer in effect, and the order was entered 10 or more years ago.

FINRA's understanding of Section 604 of the Sarbanes-Oxley Act is that it overlays the existing framework of Section 3(a)(39) of the Exchange Act by including additional circumstances that would result in a statutory disqualification. Consistent with the existing exceptions from the notice filing requirement in Rule 19h-1(a)(3)(iii), these positions should allow FINRA to integrate filings mandated by the Sarbanes-Oxley Act into established programs that monitor subject persons and allow FINRA and the SEC to focus resources on filings that raise important investor protection concerns.

3. Statutory Disqualifications Arising from a Finding by a Foreign Financial Regulatory Authority

Additionally, FINRA respectfully requests that the Staff provide assurances that it will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission of proposed admission or continuance pursuant to Rule 19h-1(a) for associated persons of a member subject to a statutory disqualification solely due to a finding by a foreign financial regulatory authority specified in Exchange Act Section 15(b)(4)(G)(ii) or (iii)[11] and the sanction is no longer in effect, provided that the

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[11] A person is subject to a statutory disqualification under Section 3(a)(39)(F)'s incorporation by reference of Section 15(b)(4)(G) if such person "[h]as been found by a foreign financial regulatory authority to have:

* * * * *

(ii) Violated any foreign statute or regulation regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract market or any board of trade; or

(iii) Aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of any statutory provisions enacted by a foreign government, or rules or regulations thereunder, empowering a foreign financial regulatory authority regarding transactions in securities, or contracts of sale of a commodity for future delivery, traded on or subject to the rules of a contract associated person does not conduct, nor intends to conduct, any securities business within, or directed toward, persons in the United States or identifiable groups of U.S. citizens resident abroad.

4. Statutory Disqualifications under Exchange Act Section 3(a)(39)(E)

Further, FINRA respectfully requests that the Staff provide assurances that it will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission for a subject person that is, as of the date of the Approval Order, already a member or associated person of a member of FINRA or another SRO,[12] if that subject person, as of the date of the Approval Order, is subject to a statutory disqualification solely because such subject person has associated with it any person who is known, or in the exercise of reasonable care should be known, to the subject person to be a person described by subparagraph (A), (B), (C), or (D) of Exchange Act Section 3(a)(39).[13]

Finally, FINRA respectfully requests that the Staff provide assurances that it will not recommend enforcement action to the Commission under Section 15A(g)(2) of the Exchange Act or Rule 19h-1(a) if FINRA does not file a notice with the Commission when proposing to admit to membership or association with a member any subject person who is subject to a statutory disqualification or continue in membership or association with a member any subject person who becomes subject to a statutory disqualification only after the date of the Approval Order, in each case, if such subject person is subject to a statutory disqualification solely because such subject person has associated with it any person who is known, or in the exercise of reasonable care should be known, to the subject person to be a person described by subparagraph (A), (B), (C), or (D) of Exchange Act Section 3(a)(39), unless such associated person:

(a) controls such subject person, is a general partner or officer (or person occupying a similar status or performing similar functions) of such subject person, is an employee who, on behalf of such subject person, is engaged in securities advertising, public relations,

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market or any board of trade, or has been found, by a foreign financial regulatory authority to have failed reasonably to supervise, with a view to preventing violations of such statutory provisions, rules, and regulations, another person who commits such a violation, if such other person is subject to his supervision.

12 *See supra* note 6.

13 *See* Exchange Act Section 3(a)(39)(E).

research, sales, trading, or training or supervision of other employees who engage or propose to engage in such activities, except clerical and ministerial persons engaged in such activities, or is an employee with access to funds, securities or books and records, or

(b) is a broker or dealer not registered with the Commission, or controls such (unregistered) broker or dealer or is a general partner or officer (or person occupying a similar status or performing similar functions) of such broker or dealer.

The proposed relief is consistent with the existing exceptions from the notice filing requirement in Rule 19h-1(a)(2), and should allow FINRA to integrate filings into established programs that monitor subject persons and to allow FINRA and the SEC to focus resources on filings that raise important investor protection concerns.

* * * * *

If there are any questions concerning these requests, please contact me at (202) 728-8014, or Stan Macel, Assistant General Counsel, Office of General Counsel, at (202) 728-8056.

Sincerely,

Patrice M. Gliniecki

Patrice M. Gliniecki
Senior Vice President
and Deputy General Counsel

cc: Brian A. Bussey
John J. Fahey
Alicia F. Goldin

file no.
132-02684